SUB-ITEM 77C: MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

(a) A Special Meeting of shareholders of the Global Resources Fund was held April 23, 1999.

(b)  Not applicable.

(c) The Meeting was held to vote on approval of a proposal to change the fund's classification under the Investment Company Act of 1940, as amended, from diversified to non-diversified and to eliminate the Fund's fundamental investment restriction.

Shareholders of the Global Resources Fund voted as follows: Affirmative votes, 1,618,658; votes in opposition or abstained votes, 526,129.

(d)  Not applicable.